                                                FILED PURSUANT TO RULE 424(B)(5)
PROSPECTUS SUPPLEMENT                                 REGISTRATION NO. 333-44512
(TO PROSPECTUS DATED SEPTEMBER 15, 2000)

                                  $500,000,000

                    THE INTERPUBLIC GROUP OF COMPANIES, INC.

                             7 7/8% NOTES DUE 2005

                               ------------------

                  INTEREST PAYABLE ON APRIL 15 AND OCTOBER 15

                            ------------------------

WE MAY REDEEM ANY OR ALL OF THE NOTES AT ANY TIME AT THE REDEMPTION PRICE DESCRIBED HEREIN PLUS ACCRUED INTEREST.

                            ------------------------

                   PRICE 99.706% AND ACCRUED INTEREST, IF ANY

                             ---------------------

                                                                   UNDERWRITING
                                                     PRICE TO      DISCOUNTS AND    PROCEEDS TO
                                                      PUBLIC        COMMISSIONS       COMPANY
                                                   -------------   -------------   -------------
PER NOTE.........................................     99.706%         .600%           99.106%
TOTAL............................................  $498,530,000     $3,000,000     $495,530,000

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE UNDERWRITERS EXPECT TO DELIVER THE NOTES TO PURCHASERS ON OCTOBER 20, 2000.

                            ------------------------

                               JOINT BOOKRUNNERS

  CHASE SECURITIES INC.                               MORGAN STANLEY DEAN WITTER

                               ------------------

BANC OF AMERICA SECURITIES LLC                                              HSBC

OCTOBER 17, 2000

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT             PAGE
--------------------------------------  --------
Statement Regarding Forward-Looking
  Statements..........................     S-3
The Company...........................     S-4
Summary Consolidated Financial Data...     S-7
Use of Proceeds.......................     S-8
Capitalization........................     S-9
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    S-10
Description of Notes..................    S-16
Underwriters..........................    S-19
Legal Matters.........................    S-20
Experts...............................    S-20

              PROSPECTUS                  PAGE
--------------------------------------  --------
Statement Regarding Forward-Looking
  Statements..........................       3
About This Prospectus.................       3
Where You Can Find More Information...       3
The Company...........................       5
Use of Proceeds.......................       6
Ratio of Earnings to Fixed Charges....       7
Description of Debt Securities........       8
Plan of Distribution..................      20
Legal Matters.........................      21
Experts...............................      21

    You should rely only on the information we provide or incorporate by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different or additional information. We are offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the date of the accompanying prospectus, regardless of the time of delivery of this prospectus supplement or any sales of the notes.

                 STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus contain "forward-looking" statements, within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are based on current expectations, estimates and projections. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties and, therefore, actual results may differ materially. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

    Important factors that may affect these projections or expectations include, but are not limited to:

    - national and regional economic conditions;

    - our ability to attract new clients and retain existing clients;

    - the financial success of our clients;

    - other developments of our clients;

    - developments from changes in the regulatory and legal environment for advertising agencies around the world;

    - our ability to effectively integrate recent acquisitions; and

    - our ability to attract and retain key management personnel.

    Investors should evaluate any statements in light of these important factors.

                                  THE COMPANY

    IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, "THE COMPANY," "INTERPUBLIC," "WE," "OUR," AND "US" REFER TO THE INTERPUBLIC GROUP OF COMPANIES, INC., A DELAWARE CORPORATION, EXCLUDING, UNLESS THE CONTEXT OTHERWISE REQUIRES OR AS OTHERWISE EXPRESSLY STATED, OUR SUBSIDIARIES.

    The Interpublic Group of Companies, Inc. is a group of advertising and specialized marketing and communication services companies that together represent one of the largest resources of marketing and advertising expertise in the world. With more than 650 offices in 127 countries, Interpublic realized 1999 revenues of $4.9 billion, an increase of 17.4% over 1998, and net income of $367 million (before restructuring and other merger related costs), up more than 10% over the prior year. Our domestic revenues, which represented 51% of worldwide revenue in 1999, increased $367 million or 17.4% over 1998. International revenues, which represented 49% of our worldwide revenue in 1999, increased $358 million or 17.4% over 1998.

OUR ADVERTISING AND SPECIALIZED MARKETING AND COMMUNICATION SERVICES BUSINESSES

    Our business is conducted throughout the world primarily through two advertising and specialized marketing and communication services systems, McCann-Erickson WorldGroup and The Lowe Group, plus a number of stand-alone local advertising agencies.

    MCCANN-ERICKSON WORLDGROUP includes global businesses engaged in advertising, direct and relationship marketing, sales promotion and event marketing, healthcare communications, corporate branding and product packaging. McCann-Erickson is the industry's largest advertising and specialized marketing and communication services business as measured by total revenues, billings and number of countries where it operates, and was ranked as the "Leading Agency" by ADAGEGLOBAL in September 2000. McCann-Erickson was named "Agency of the Year" in ADVERTISING AGE for 1999 and repeated as "Global Agency of the Year" in the consumer field in ADWEEK in both 1998 and 1999. BUSINESS MARKETING also named McCann-Erickson "Agency of the Year" for its business-to-business achievements in 1999.

    THE LOWE GROUP, following the merger in October 1999 of Ammirati Puris Lintas and Lowe & Partners Worldwide, was ranked in 1999 among the world's top four agency groups by ADVERTISING AGE in terms of size and its Lowe Lintas & Partners Worldwide advertising agency was recognized for its creativity by winning the 1999 JOHN O'TOOLE AWARD by the American Association of Advertising Agencies. The objective of the merger was to combine the packaged goods disciplines and global reach of Lintas with the creativity and entrepreneurial spirit of Lowe & Partners.

    Our other domestic stand-alone advertising agencies that operate autonomously but are aligned with the foregoing Interpublic networks include Campbell-Ewald, Campbell Mithun, Carmichael Lynch, Dailey & Associates, Gotham, Hill Holliday (including Goldberg, Moser, O'Neill and Hill, Holliday, Connors, Cosmopulos), Long Haymes Carr, The Martin Agency, Mullen and Suissa Miller.

    The principal functions of an advertising agency are to plan and create advertising programs for its clients and to place advertising in various media such as television, cinema, radio, magazines, newspapers, direct mail, outdoor and interactive electronic media. Planning advertising programs involves:

    - analyzing the market for the particular product or service;

    - creating the appropriate advertising campaign to convey the agreed-upon benefit or message; and

    - choosing the appropriate media to reach the desired market most efficiently.

    The advertising agency develops a communications strategy and then creates an advertising program, within the limits imposed by the client's advertising budget, and places orders for space or time with the media that have been selected.

    In order to meet the growing and changing needs of our client base, we offer many other marketing and media related services through our ownership of companies that are closely related to our advertising business, including:

    INITIATIVE MEDIA WORLDWIDE, the largest independent media management and media buying organization in the world, provides clients with effective media solutions, including independent media buying.

    DRAFTWORLDWIDE, one of the world's largest fully integrated, global marketing agencies, provides direct marketing, sales promotion and brand-building services to clients. Operating in 22 countries around the globe, DraftWorldwide was named the No. 1 U.S. Direct Marketing agency by ADWEEK in 1999 and the No. 2 Promotional Marketing agency by PROMO magazine in 2000.

    NFO WORLDGROUP is the largest custom research firm in North America and a leading provider of research-based marketing information.

    WEBER SHANDWICK WORLDWIDE and GOLIN/HARRIS INTERNATIONAL provide global public relations, operating in 125 offices around the world.

    OCTAGON, our global sports and event marketing unit, provides athlete representation, circuit management and event promotion services.

    JACK MORTON WORLDWIDE is a global full service communications company that builds brand experiences for clients, employees and their key customers through high impact events and meetings.

    ZENTROPY PARTNERS, a global Internet-services company, integrates the building and marketing of digital business by providing Internet and e-business consultancy.

    We provide services for clients whose businesses are international in scope as well as for clients whose businesses are restricted to a single country or a small number of countries. Our income from commissions and fees from 1999 and 1998 are presented below by major geographic area:

                                                       (DOLLARS IN THOUSANDS)
                                                       -----------------------
                                                          1999         1998
                                                       ----------   ----------
United States........................................  $2,475,250   $2,107,908
International
  United Kingdom.....................................     527,250      450,103
  All other Europe...................................   1,140,532      902,602
  Asia Pacific.......................................     346,205      325,758
  Latin America......................................     213,260      232,940
  Other..............................................     190,415      148,477
                                                       ----------   ----------
Total International..................................   2,417,662    2,059,880
                                                       ----------   ----------
Total Consolidated...................................  $4,892,912   $4,167,788
                                                       ==========   ==========

2000 OPERATING RESULTS

    For the twelve months ended June 30, 2000, we reported total revenues of $5.26 billion and net income of $290.7 million. Excluding our restructuring and other merger related costs, net income was $397.9 million for the twelve months ended June 30, 2000.

ACQUISITION STRATEGY

    We pursue acquisitions to complement and enhance our service offerings. In addition, we also seek to acquire businesses similar to our own that expand our geographic scope to better serve new and existing clients. Our acquisitions have historically been funded using stock, cash or a combination of both.

OUR SOURCES OF INCOME

    We generate income from planning, creating and placing advertising in various media and from planning and executing other communications or marketing programs. An incentive component is frequently included in arrangements with clients based on improvements in an advertised brand's awareness or image, or increases in a client's sales or market share of the products or services being advertised. Under commission arrangements, media companies bill us at their gross rates. We bill these amounts to our clients, remit the net charges to the media companies and retain the balance as our commission. Some clients, however, prefer to compensate us on a fee basis, under which we bill our client for the net charges billed by the media plus an agreed-upon fee. These fees usually are calculated to reflect our salary costs and out-of-pocket expenses incurred on our client's behalf, plus proportional overhead and a profit mark-up.

    We also receive commissions from clients for planning and supervising work done by outside contractors in the physical preparation of finished print advertisements and the production of television and radio commercials and other forms of advertising. With the expansion of negotiated fees, the terms on which outstanding contractors' charges are billed are subject to wide variations.

    We also derive income in many other ways, including the planning and placement in media of advertising produced by unrelated advertising agencies; the maintenance of specialized media placement facilities; the creation and publication of brochures, billboards, point of sale materials and direct marketing pieces for clients; the planning and carrying out of specialized marketing research; by developing public relations campaigns, managing special events at which clients' products are featured; and by designing and carrying out interactive programs for special uses.

OUR CLIENTS

    Our five clients that made the largest contributions in 1999 to revenue accounted individually for 1.6% to 7.3% of such revenue and in the aggregate accounted for approximately 16.4% of such revenue. The twenty largest of our clients accounted for approximately 24.7% of such revenue. Based on revenue, our three largest clients are General Motors Corporation, Nestle and Unilever. General Motors Corporation first became a client of one of our agencies in 1916 in the United States. Predecessors of several of the Lintas agencies have supplied advertising services to Unilever since 1893. Our client relationship with Nestle began in 1940 in Argentina. While the loss of the entire business of one of our three largest clients might have a material adverse effect upon our business, we believe that it is very unlikely. The entire business of any of these clients represents several different brands or divisions of each of these clients in a number of geographical markets--in each case through more than one of our agency systems.

    Our agencies in many instances have written contracts with their clients. As is customary in the industry, these contracts provide for termination by either party on relatively short notice, usually 90 days. In 1999, however, 20.8% of revenue was derived from clients that had been associated with one or more of our agencies or their predecessors for 20 or more years.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following summary historical financial data below is derived from our audited consolidated financial statements, except for the financial data related to the Financial position at December 31, 1997 (See Note 1 below) and for the six month periods ended June 30, 2000 and 1999 which are derived from our unaudited consolidated financial statements. You should read the financial data presented below in conjunction with our management's discussion and analysis of financial condition and results of operations, as well as our consolidated financial statements and accompanying notes thereto, all of which are incorporated by reference in the accompanying prospectus.

                                           YEAR ENDED DECEMBER 31,            SIX MONTHS ENDED JUNE 30,
                                     ------------------------------------   -----------------------------
                                        1997         1998         1999          1999            2000
                                     ----------   ----------   ----------   -------------   -------------
                                        (IN THOUSANDS, EXCEPT RATIOS)                (UNAUDITED)
                                                                            (IN THOUSANDS, EXCEPT RATIOS)
OPERATING DATA:
Revenues...........................  $3,582,601   $4,167,788   $4,892,912     $2,253,547      $2,616,403
Operating expenses.................   3,171,780    3,601,796    4,246,714      1,910,497       2,211,431
Restructuring and merger related
  costs............................          --           --       84,183             --          88,826
Special compensation charge........      32,229           --           --             --              --
Interest expense...................      59,651       64,137       81,241         38,012          42,416
Provision for income taxes.........     197,219      244,981      242,726        139,567         135,946
Net income.........................  $  220,211   $  333,593   $  315,243     $  198,719      $  174,134

FINANCIAL POSITION(1):
Working capital....................  $  244,365   $  100,300   $  170,898     $  431,162      $  (46,628)
Total assets.......................   6,220,906    7,464,808    9,166,604      8,219,751       9,770,597
Total long-term debt...............     553,494      706,111    1,042,673      1,058,501       1,245,788
Stockholders' equity...............   1,160,096    1,432,872    1,762,367      1,526,799       1,880,215

OTHER DATA:
Depreciation and amortization of
  fixed and intangible assets......  $  133,982   $  170,505   $  224,758     $   93,269      $  115,206
EBITDA(2)..........................     512,574      736,497      870,956        436,319         520,178
Capital expenditures...............     122,443      156,426      177,084         60,303          96,711
Ratio of earnings to fixed
  charges(3).......................        4.4x         4.9x         4.2x           5.0x            4.3x
Ratio of EBITDA to interest
  expense..........................        8.6x        11.5x        10.7x          11.5x           12.3x

--------------------------

(1) To maintain a consistent presentation and to take account for our restated results following our acquisition of NFO Worldwide, Inc. and several other acquisitions, the balance sheet data at December 31, 1997 differ from the balance sheet data at that date included in our published accounts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) EBITDA represents earnings from operations before interest, taxes, depreciation and amortization, and restructuring and merger related costs.
    EBITDA is presented because we believe that investors use it as a financial indicator of a company's ability to service or incur debt. EBITDA is not a measurement of operating performance computed in accordance with generally accepted accounting principles and should not be considered a substitute for operating income, net income, cash flows from operations or other statement of operations or cash flow data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity. In addition, EBITDA may not be comparable to similarly titled measures of other companies. EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of future results of operations or cash flows.

(3) In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings before income taxes plus fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component.

                                USE OF PROCEEDS

    We anticipate our net proceeds from the sale of the notes will be $494.8 million after deducting underwriting discounts and commissions and estimated offering expenses of $3.8 million. We expect to use the net proceeds from the sale of these notes for general corporate purposes, which may include: repayment of long-term and short-term indebtedness under our credit facilities, including but not limited to, our existing $750 million syndicated credit facility (the "Syndicated Facility") and $250 million revolving credit facility (the "Revolving Facility"); working capital; and financing of possible acquisitions. See "Underwriters."

    The Syndicated Facility bears interest at variable rates based on either LIBOR or a bank's base rates, at our option. The Syndicated Facility has a maturity date of June 26, 2001 for a $375 million portion of such facility and June 27, 2005 for the other $375 million portion of such facility. At
September 26, 2000, the weighted-average interest rate on our borrowings was 6.5%. We used the proceeds from the Syndicated Facility to refinance borrowings and for general corporate purposes, including acquisitions and other investments.

    The Revolving Facility bears interest at variable rates based on either LIBOR, a bank's base rates or money market rates, at our option. The Revolving Facility expires on November 30, 2000 and at September 26, 2000, the weighted-average interest rate on our borrowings was 6.9%. We used the proceeds from the Revolving Facility to refinance borrowings and for general corporate purposes, including acquisitions and other investments.

                                 CAPITALIZATION

    The following table sets forth our debt and equity capitalization as of June 30, 2000 (i) on a historical basis and (ii) as adjusted to give effect to this offering of notes and the application of our estimated net proceeds as described under "Use of Proceeds." You should read this table in conjunction with our summary consolidated financial data presented elsewhere in this prospectus supplement along with our consolidated financial statements and related notes incorporated by reference into the accompanying prospectus.

                                                                   JUNE 30, 2000
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                    (UNAUDITED)
                                                                   (IN THOUSANDS)
SHORT-TERM DEBT:
Payable to banks............................................  $  534,756   $   39,956
                                                              ==========   ==========
LONG-TERM DEBT:
Notes offered hereby........................................  $       --   $  500,000
Long-term debt..............................................  $  720,083   $  720,083
Convertible subordinated notes--1.87%, due 2006.............  $  307,922   $  307,922
Convertible subordinated notes--1.80%, due 2004.............  $  217,783   $  217,783
STOCKHOLDERS' EQUITY:
Total stockholders' equity..................................  $1,880,215   $1,880,215
                                                              ----------   ----------
Total capitalization........................................  $3,660,759   $3,665,959
                                                              ==========   ==========

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    Our consolidated financial statements and other financial information have been restated to reflect the effect of our acquisition of NFO Worldwide, Inc. ("NFO") and several other acquisitions, which have been accounted for as poolings of interests. The following discussion relates to our combined results after giving effect to the restatement.

SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999

    Net income was $174.1 million or $.57 diluted earnings per share for the six months ended June 30, 2000. Excluding the impact of our restructuring and other merger related costs, which we discuss below, net income was $229.9 million or $.75 diluted earnings per share, compared to $198.7 million or $.66 diluted earnings per share for the six months ended June 30, 1999.

    The following table sets forth our net income and earnings per share before and after restructuring and other merger related costs:

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            2000       1999
                                                          --------   --------
Net income as reported..................................  $174,134   $198,719
Earnings per share:
  Basic.................................................       .59        .68
  Diluted...............................................       .57        .66
Net income before restructuring and other merger related
  costs.................................................  $229,903   $198,719

Earnings per share:
  Basic.................................................       .78        .68
  Diluted...............................................       .75        .66

    Our worldwide revenue for the six months ended June 30, 2000 increased
$363 million, or 16%, to $2.6 billion compared to the same period in 1999. Domestic revenue increased $264 million or 23% during the first six months of 2000 compared to 1999. International revenue increased $99 million or 9% during the first six months of 2000 compared to 1999. International revenue would have increased 14%, excluding the effect of the strengthening of the U.S. dollar. The increase in worldwide revenue is a result of both our new business growth and growth from acquisitions. Exclusive of acquisitions, worldwide revenue on a constant dollar basis increased 13% for the first six months of 2000 compared to the prior year period.

    Our revenue from other specialized marketing services, which include media buying, market research, relationship (direct) marketing, sales promotion, public relations, sports and event marketing, healthcare marketing and e-business consulting and communications, comprised approximately 47% of the total worldwide revenue for the six months ended June 30, 2000, compared to 44% for the first six months of 1999.

    Our income from operations was $316 million for the six months ended
June 30, 2000. Excluding restructuring and other merger related costs, income from operations was $405 million for the first six months of 2000, compared to $343 million for the first six months of 1999, an increase of 18%. Amortization of intangible assets was $47 million for the first six months of 2000, compared to $36 million for the first six months of 1999. Exclusive of acquisitions, foreign exchange fluctuations and amortization of intangible assets, income from operations increased 18% for the first six months of 2000 compared to the first six months of 1999.

    Our worldwide operating expenses for the six months ended June 30, 2000, excluding restructuring and other merger related costs were $2.2 billion, an increase of 16% over the prior year period. This increase is consistent with our 16% increase in revenue for the same period.

    Salaries and related expenses were $1.4 billion or 54% of revenue for the first six months of 2000, as compared to $1.2 billion or 54% of revenue for the first six months of 1999. Office and general expenses were $804 million for the first six months of 2000 compared to $703 million for the first six months of 1999.

    Our interest expense was $42.4 million for the six months ended June 30, 2000, compared to $38.0 million for the prior year. The increase is primarily a result of higher debt levels and higher interest rates in 2000.

    Other income, net, which consists of interest income, investment income and net gains from equity investments, all have increased at comparable rates over the prior year.

    The effective tax rate for the six months ended June 30, 2000 was 42.5%, compared to 40.2% in 1999. The difference between the effective and statutory rates is primarily due to state and local taxes, foreign withholding taxes on dividends and nondeductible goodwill expense.

    RESTRUCTURING AND OTHER MERGER RELATED COSTS

    During the second quarter of 2000 we recorded pre-tax restructuring and other merger related costs of $52.8 million ($35 million net of tax). The amount included a pre-tax amount of $38.4 million related to our previously announced restructuring of Lowe Lintas & Partners Worldwide. The remaining costs relate principally to transaction costs related to our previously announced merger with NFO.

    LOWE LINTAS & PARTNERS

    In October 1999, we announced the merger of two of our advertising networks. The networks affected, Lowe & Partners Worldwide and Ammirati Puris Lintas, were combined to form a new agency network called Lowe Lintas & Partners Worldwide. The merger involves the consolidation of operations in Lowe Lintas agencies in approximately 24 cities in 22 countries around the world. Once complete, the newly merged agency network will have offices in over 80 countries around the world.

    Since October of 1999, we have been executing the restructuring in connection with the merger. The restructuring plan included headcount reductions, consolidation of real estate and the sale or disposal of certain investments. As of the current date, substantially all restructuring activities have been completed except for some real estate and other activities principally related to operations in Germany.

    Since October of 1999, we recognized pre-tax restructuring and other merger related costs related to Lowe Lintas of $158.6 million in pre-tax costs, of which $85.7 million were cash charges.

    The total restructuring and other merger related costs for Lowe Lintas included $76.9 million in severance and termination costs, $20.4 million in fixed asset write-offs, $17.4 million in lease termination costs and $43.9 million in investment write-offs and other costs.

    The severance and termination costs recorded in 2000 relate to approximately 600 employees who have been terminated or notified that they will be terminated. Our employee groups affected include management, administrative, account management, creative and media production personnel, principally in the United States and Europe.

    The fixed asset write-offs relate largely to the abandonment of leasehold improvements as part of the merger. The amount we recognized to date relates to fixed asset write-offs in nine offices, the largest of which are in the U.K. and the United States. Lease termination costs relate to the offices vacated as part of the merger.

    Our investment write-offs relate to the loss on sale or closing of some of our business units. To date, $43.9 million has been recorded, the majority of which result from the decision to sell or abandon seven businesses located in Asia and Europe.

    NFO MERGER RELATED COSTS

    In addition to the restructuring and other merger related costs noted above, we recorded an additional $14.4 million in cash costs in the second quarter of 2000. This amount relates largely to the non-recurring transaction costs related to our acquisition of NFO.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    Net income was $315.2 million or $1.04 diluted earnings per share for the year ended December 31, 1999. Excluding the impact of restructuring and other merger related costs, net income would have been $366.7 million or $1.21 diluted earnings per share, compared to $333.6 million or $1.12 diluted earnings per share for the year ended December 31, 1998.

    The following table sets forth net income and earnings per share before and after restructuring and other merger related costs:

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            1999       1998
                                                          --------   --------
Net income as reported..................................  $315,243   $333,593
Earnings per share:
  Basic.................................................      1.08       1.15
  Diluted...............................................      1.04       1.12
Net income before restructuring and other merger related
  costs.................................................  $366,680   $333,593

Earnings per share:
  Basic.................................................      1.26       1.15
  Diluted...............................................      1.21       1.12

    Our worldwide revenue for 1999 was $4.9 billion, an increase of $725 million or 17.4% over 1998. Domestic revenue, which represented 51% of worldwide revenue in 1999, increased $367 million or 17.4% over 1998. International revenue, which represented 49% of worldwide revenue in 1999, increased $358 million or 17.4% over 1998. International revenue would have increased 22% excluding the effect of the strengthening of the U.S. dollar against major currencies. The increase in worldwide revenue is a result of both our growth from new business gains and growth from acquisitions. Exclusive of acquisitions, worldwide revenue on a constant dollar basis increased 9% over 1998.

    Our revenue from other specialized marketing services, which include media buying, market research, relationship (direct) marketing, public relations, sports and event marketing, healthcare marketing and e-business consulting and communications, comprised approximately 45% of total worldwide revenue in 1999, compared to 39% in 1998.

    Our income from operations for 1999 was $562 million. Excluding restructuring and other merger related costs, income from operations for 1999 was $646 million, an increase of $80 million or 14% over 1998. Amortization of intangible assets was $99 million for 1999 compared to $61 million for 1998.

Exclusive of acquisitions, foreign exchange fluctuations and amortization of intangible assets, income from operations increased 16% for 1999 compared to 1998.

    Our worldwide operating expenses for 1999, excluding restructuring and other merger related costs, were $4.2 billion, an increase of 17.9% over 1998. Operating expenses outside of the United States increased 16.7%, while domestic operating expenses increased 19.2%. These increases were commensurate with our increases in revenue.

    Significant portions of our expenses relate to employee compensation and various employee incentive and benefit programs, which are based primarily upon our operating results. Salaries and related expenses were $2.7 billion in 1999 or 55.2% of revenue, as compared to $2.3 billion in 1998 or 55.4% of revenue. The year over year increase is a result of growth from acquisitions and new business gains.

    Office and general expenses were $1.5 billion in 1999 and $1.3 billion in 1998. The year over year increase is a result of our continued growth, which reflects in part an increase in the level of goodwill and other intangible asset amortization related to acquisitions.

    In the fourth quarter of 1999, NFO recorded special charges of $22 million as a result of the difficult competitive environment due to client consolidation in the financial services industry. Approximately $16 million of the special charges related to the write-off of intangible assets which were deemed permanently impaired.

    During 1997, Hill, Holliday, Connors, Cosmopulos, Inc. ("Hill Holliday"), a company that we acquired in a pooling of interests transaction in the second quarter of 1998, recorded special compensation charges of approximately
$32 million.

    Our interest expense was $81 million in 1999 and $64 million in 1998. The increase in 1999 was attributable to the issuance of our 1.87% convertible subordinated notes due 2006, issued in June 1999, in addition to other borrowings to fund a portion of our acquisition of Infratest Burke Aktiengesellschaft Holdings, one of the top custom marketing research firms in Europe, in November 1998.

    Our other income, net, consists of interest income, investment income and net gains from equity investments. Other income, net, included gains from our investments in various interactive based companies, including Nicholson
NY, Inc., Lycos and USWEB in 1999 and gains related to investments in USWEB, CKS Group, Inc. and Lycos in 1998. In the aggregate, our annual net equity gains remained relatively constant during the two-year period.

    Our income applicable to minority interests increased by $5.5 million in 1999 and by $3.7 million in 1998. The 1999 and 1998 increase was primarily due to the strong performance of companies that were not wholly-owned, as well as the acquisition of additional such entities during 1999 and 1998.

    Our effective tax rate was 41.6% in 1999 and 40.8% in 1998.

    Management believes that cash based earnings are a relevant measure of financial performance as it better illustrates our performance and ability to support growth. We define cash based earnings as net income, adjusted to exclude amortization of intangible assets, net of tax where applicable. Cash based earnings are not calculated in the same manner by all companies and are intended to supplement, not replace, the other measures calculated in accordance with generally accepted accounting principles. Our cash based earnings for the two years ending
December 31, 1999 and 1998 were as follows:

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            1999       1998
                                                          --------   --------
Net income as reported..................................  $315,243   $333,593
Restructuring and other merger related costs, net of
  tax...................................................    51,437         --
                                                          --------   --------
Net income, as adjusted.................................   366,680    333,593
Add back amortization of intangible assets..............    99,326     61,396
Less related tax effect.................................   (13,031)    (6,146)
                                                          --------   --------
Cash based earnings (as defined above)..................  $452,975   $388,843
                                                          ========   ========
Per share amounts (diluted).............................  $   1.49   $   1.30

LIQUIDITY AND CAPITAL RESOURCES

    Our ratio of current assets to current liabilities was approximately 1 to 1 at June 30, 2000. Working capital decreased by $218 million from December 31, 1999 to June 30, 2000. Total debt at June 30, 2000 was $1.78 billion, an increase of $476 million from December 31, 1999. Our reduction in working capital and increase in debt are attributable to the net effect of payments made for acquisitions. Cash flow from operations and availability under existing credit facilities, and refinancings thereof, will be our primary source of working capital.

    On June 27, 2000, we entered into the Syndicated Facility under which a total of $750 million may be borrowed; $375 million may be borrowed under a 364-day facility and $375 million under a five-year facility. The Syndicated Facility bears interest at variable rates based on either LIBOR or a bank's base rates, at our option. As of June 30, 2000, we had borrowed approximately
$409 million under such facilities. The weighted-average interest rate on our borrowings at June 30, 2000 was 8%. We used the proceeds from the Syndicated Facility to refinance borrowings and for general corporate purposes, including acquisitions and other investments. Some of our pre-existing borrowing facilities were subsequently terminated.

    Net cash used in operating activities was $69 million for the six months ended June 30, 2000. Net cash provided by operations was $28 million for the six months ended June 30, 1999. Our principal use of working capital is to provide for the operating needs of our advertising agencies, which include payments for space or time purchased from various media on behalf of our clients. Our practice is to bill and collect from our clients in sufficient time to pay the amounts due to media. Other uses of working capital include the payment of cash dividends, acquisitions and capital expenditures. In addition, during the first six months of 2000, we acquired 2.1 million shares of our own stock for approximately $114 million for the purpose of fulfilling our obligations under our various compensation plans.

    Subsequent to June 30, 2000, we entered into the Revolving Facility under which up to $250 million may be borrowed. The Revolving Facility expires on November 30, 2000 and bears interest at variable rates based on either LIBOR, a bank's base rates or money market rates, at our option. We used the proceeds from the Revolving Facility to refinance borrowings and for general corporate purposes, including acquisitions and other investments.

OTHER MATTERS

    ACQUISITIONS

    In connection with the NFO acquisition completed on April 20, 2000, we assumed approximately $180 million in debt. Additionally, during the second quarter, we made several other acquisitions, including Nationwide Advertising Services ("NAS"), Capita Technologies, Inc. ("Capita") and substantial assets of the Communications Division of Caribiner International, Inc. ("Caribiner"). NAS, Capita and Caribiner have been accounted for as purchases.

    NEW ACCOUNTING GUIDANCE

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), which had an initial adoption date of January 1, 2000. In June 1999, the FASB postponed the adoption date of SFAS No.133 until January 1, 2001. In June 2000, the FASB issued SFAS No. 133, which provides additional guidance on SFAS No. 138. We do not believe the effect of adopting SFAS No. 133 and SFAS No. 138 will be material to our financial condition or results of operations.

    CONVERSION TO THE EURO

    On January 1, 1999, certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Union's common currency (the "Euro"). We conduct business in member countries. The transition period for the introduction of the Euro ends on June 30, 2002. We are addressing the issues involved with the introduction of the Euro. The major important issues facing us include:

    - converting information technology systems;

    - reassessing currency risk;

    - negotiating and amending contracts; and

    - processing tax and accounting records.

    Based upon our progress to date, we believe that use of the Euro will not have a significant impact on the manner in which we conduct our business affairs and process our business and accounting records. Accordingly, conversion to the Euro has not, and is not expected to have, a material effect on our financial condition or results of operations.

                              DESCRIPTION OF NOTES

    The following description of the particular terms of the notes being offered (referred to in the accompanying prospectus as the "debt securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus. The following summary of the notes is qualified in its entirety by reference to the Senior Debt Indenture referred to in the accompanying prospectus. Certain capitalized terms used and not otherwise defined in the following discussion are defined below or under "Description of Debt Securities" in the accompanying prospectus.

GENERAL

    The notes will constitute a separate series of debt securities under the Senior Debt Indenture. The notes will mature on October 15, 2005, referred to as the "Maturity Date." We will issue the notes in fully registered book-entry form only, without coupons, in denominations of $1,000 and integral multiples thereof. Each note will bear interest at the rate of 7 7/8% from October 20, 2000 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually in arrears on April 15 and October 15 of each year (each, an "Interest Payment Date"), commencing April 15, 2001, and on the Maturity Date (each, an "Interest Payment Date") to the persons in whose names such notes are registered at the close of business on the date fifteen days prior to such Interest Payment Date.

    If any Interest Payment Date, date of redemption (the "Redemption Date") or Maturity Date of any of the notes is not a business day, then payment of principal, premium, if any, and interest will be made on the next succeeding business day. No interest will accrue on the amount so payable for the period from such Interest Payment Date, Redemption Date or Maturity Date, as the case may be, to the date payment is made. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

    The notes will not be entitled to the benefit of any sinking fund.

    We may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes. Any additional notes having such similar terms, together with the notes, will constitute a single series of notes under the Senior Debt Indenture.

OPTIONAL REDEMPTION

    The notes are redeemable, in whole or in part, at any time, at our option, at a redemption price equal to the greater of:

    - 100% of the principal amount of the notes being redeemed, or

    - the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus twenty basis points, as calculated by an Independent Investment Banker.

    plus, in either of the above cases, accrued and unpaid interest thereon to the Redemption Date.

    "Adjusted Treasury Rate" means, with respect to any Redemption Date:

    - the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal

      Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

    - if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

    The Adjusted Treasury Rate shall be calculated on the third business day preceding the Redemption Date.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes ("Remaining Life").

    "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

    "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

    "Reference Treasury Dealer" means:

    - each of Chase Securities Inc., Morgan Stanley & Co. Incorporated and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer; and

    - any other Primary Treasury Dealer selected by us.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such Redemption Date.

    We will mail a notice of redemption at least 30 days but not more than 60 days before the Redemption Date to each holder of notes to be redeemed. If we elect to redeem fewer than all of the notes, the trustee will select in a fair and appropriate manner the notes to be redeemed.

    Unless we default in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the notes or portions thereof called for redemption.

BOOK-ENTRY SYSTEM, FORM AND DELIVERY

    The notes will be represented by one or more global securities registered in the name of Cede & Co., the nominee of The Depository Trust Company, as "Depositary," and the provisions set forth under "Description of Debt Securities--Exchange, Registration, Transfer and Payment and--Global Debt Securities and Book-Entry System" in the accompanying prospectus will apply to the notes.

    We will not have any responsibility or obligation to participants in the Depositary or the persons for whom they act as nominees with respect to the accuracy of the records of the Depositary, its nominee or any direct or indirect participant with respect to any ownership interest in the notes, or with respect to payments to or providing of notice for the direct participants, the indirect participants or the beneficial owners of the notes.

    The information contained herein under the caption "Description of Notes--Book-Entry System, Form and Delivery" and in the accompanying prospectus concerning the Depositary and the Depositary's book-entry system has been obtained from sources that we believe to be reliable. Neither we, the trustee nor the underwriters take responsibility for the accuracy or completeness thereof.

THE TRUSTEE

    The trustee under the indenture is The Bank of New York.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an underwriting agreement, dated October 17, 2000, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the respective principal amount of the notes set forth opposite their names below:

                                                            PRINCIPAL AMOUNT
NAME                                                            OF NOTES
----                                                        ----------------
Chase Securities Inc......................................    $212,500,000
Morgan Stanley & Co. Incorporated.........................     212,500,000
Banc of America Securities LLC............................      37,500,000
HSBC Securities (USA) Inc.................................      37,500,000
                                                              ------------
Total.....................................................    $500,000,000
                                                              ============

    The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the notes if any are taken.

    The underwriters initially propose to offer part of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of .35% of the principal amount of the notes. Any underwriter may allow, and any such dealers may reallow, a concession to certain other dealers not to exceed .25% of the principal amount of the notes. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

    We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    We do not intend to apply for listing of the notes on a national securities exchange, but have been advised by the underwriters that they intend to make a market in the notes. The underwriters are not obligated, however, to do so and may discontinue their market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

    In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the notes for their own account. In addition, to cover overallotments or to stabilize the price of the notes, the underwriters may bid for, and purchase, the notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering, if they repurchase previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

    Certain of the underwriters and their respective affiliates have, from time to time, performed various investment or commercial banking and financial advisory services for us in the ordinary course of business.

    We may use a portion of the net proceeds of the sale of the notes to repay indebtedness under the Syndicated Facility and the Revolving Facility that we owe to The Chase Manhattan Bank, Bank of America, NA and HSBC Bank USA, each affiliates of the underwriters. If more than 10% of the net proceeds of the offering are used to repay indebtedness that we owe to affiliates of the underwriters, our offering will be made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules.

                                 LEGAL MATTERS

    The validity of the notes offered will be passed upon for Interpublic by Nicholas J. Camera, Esq., Senior Vice President, General Counsel and Secretary of Interpublic and Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. Davis Polk & Wardwell, New York, New York, will issue an opinion about certain legal matters with respect to the notes for the underwriters.

                                    EXPERTS

    The consolidated financial statements of Interpublic and its subsidiaries incorporated in this prospectus supplement by reference to Interpublic's Current Report on Form 8-K dated September 15, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, and, insofar as it relates to the financial statements (not separately presented in Interpublic's Current Report on Form 8-K dated September 15, 2000) of Hill, Holliday, Connors, Cosmopulos, Inc., International Public Relations plc and The MBL Group Plc for the year ended December 31, 1997, and NFO Worldwide Inc. for the years ended December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999, each a wholly-owned subsidiary of Interpublic, the reports of Ernst & Young LLP, Ernst & Young, Soteriou Banerji and Arthur Andersen LLP, respectively, given on the authority of said firms as experts in accounting and auditing.

PROSPECTUS

                                  $500,000,000
                    THE INTERPUBLIC GROUP OF COMPANIES, INC.
                                DEBT SECURITIES

    We intend to offer at one or more times debt securities. This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the manner in which we will offer the securities.

                            ------------------------

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

September 15, 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Statement Regarding Forward-Looking Statements..............      3
About this Prospectus.......................................      3
Where You Can Find More Information.........................      3
The Company.................................................      5
Use of Proceeds.............................................      6
Ratio of Earnings to Fixed Charges..........................      7
Description of Debt Securities..............................      8
Plan of Distribution........................................     20
Legal Matters...............................................     21
Experts.....................................................     21

    You should rely only on the information we provide or incorporate by reference in this prospectus and the applicable prospectus supplement, and in any pricing supplement. We have not authorized anyone to provide you with different or additional information. We are offering to sell the securities offered by this prospectus, and seeking offers to buy these securities, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sales of the securities. In this prospectus, "the Company," "Interpublic," "we," "us" and "our" refer to The Interpublic Group of Companies, Inc., a Delaware corporation, excluding, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries.

                 STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus and the documents incorporated by reference contain "forward-looking" statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are based on current expectations, estimates and projections. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties and, therefore, actual results may differ materially. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

    Important factors that may affect these projections or expectations include, but are not limited to:

    - national and regional economic conditions;

    - our ability to attract new clients and retain existing clients;

    - the financial success of our clients;

    - other developments of our clients;

    - developments from changes in the regulatory and legal environment for advertising agencies around the world; and

    - our ability to effectively integrate recent acquisitions.

    Investors should evaluate any statements in light of these important factors.

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may, from time to time, sell the debt securities described in this prospectus in one or more offerings with a total offering price not to exceed the amount on the cover page of this prospectus. This prospectus provides you with a general description of the securities we propose to issue. Each time we sell securities, we will provide you with a prospectus supplement and, if applicable, a pricing supplement, that will contain specific information about the terms of that offering. The prospectus supplement and any applicable pricing supplement may also add, update or change information in this prospectus. Please carefully read both this prospectus and any applicable prospectus supplement and pricing supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information. In addition, the SEC maintains a website that contains reports, proxy statements and other information that we electronically file. The address of the SEC's website is http://www.sec.gov. You can also inspect reports and other information we file at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information we incorporate by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or

15(d) of the Securities Exchange Act of 1934 prior to the sale of all the securities covered by this prospectus:

    - Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

    - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

    - Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;

    - Proxy Statement for the 2000 annual meeting of stockholders; and

    - Current Reports on Form 8-K, dated January 24, 2000, February 25, 2000, April 13, 2000, April 20, 2000, July 17, 2000 and July 27, 2000.

    The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent a statement contained in (1) this prospectus or
(2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

    This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules. For further information on us and our consolidated subsidiaries and the securities we are offering, you may review the information and exhibits in the registration statement. The registration statement and exhibits are also available at the SEC's public reference room or through its website. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to those filings. You should review the complete document to evaluate these statements.

    You may request copies, at no cost, of any or all of the documents referred to above other than those exhibits to such documents which are not specifically incorporated by reference therein. Written or telephone requests should be directed to Thomas J. Volpe, Senior Vice President--Financial Operations, The Interpublic Group of Companies, Inc., 1271 Avenue of the Americas, New York, New York 10020, (212) 399-8000.

                                  THE COMPANY

    Our primary businesses are the advertising agency business and related marketing and communications services. We conduct this business globally, using two advertising agency systems noted below, plus a number of stand-alone local agencies:

    - McCann-Erickson WorldGroup

    - Lowe Lintas & Partners Worldwide

    The principal functions of our advertising agencies are to plan and create programs for their clients and to place advertising in various media such as television, cinema, radio, magazines, newspapers, direct mail, outdoor and interactive electronic media. Our advertising agencies develop a communications strategy and then create an advertising program, within the limits imposed by the client's advertising budget, and place orders for space or time with media that have been selected. Planning advertising programs involves:

    - analyzing the market for the particular product or service

    - creating the appropriate advertising campaign to convey the agreed-upon benefit or message

    - choosing the appropriate media to reach the desired market most efficiently

    We conduct other businesses closely related to our advertising business, in part through our ownership of companies as noted below:

    - independent media buying through Initiative Media Worldwide and its affiliates

    - direct and promotional marketing through DraftWorldwide

    - marketing research through NFO Worldwide

    - global public relations through Shandwick International, Golin/Haris International and Weber Public Relations Worldwide

    - internet and e-business consultancy through Zentropy Partners

    - multinational sports and event marketing through Octagon

    - sales meetings and targeted events through Jack Morton Worldwide

    We also conduct related activities in other areas of marketing communications that include:

    - brand equity and corporate identity services

    - graphic design and interactive services

    - management consulting and market research

    - healthcare marketing

    - sales promotion

    - internet services

    - multicultural advertising and promotion

    - other related specialized marketing and communications services

    Our corporate headquarters are located at 1271 Avenue of the Americas, New York, New York 10020 and our telephone number is (212) 399-8000.

                                USE OF PROCEEDS

    We currently intend to use the net proceeds from the sale of any securities offered by this prospectus and the applicable prospectus supplement for general corporate purposes, which may include:

    - repayment of long-term and short-term indebtedness;

    - working capital;

    - securities repurchase programs;

    - investments in, or extensions of credit to, our subsidiaries;

    - financing of possible acquisitions; and

    - other purposes as may be stated in the applicable prospectus supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table shows the ratios of earnings to fixed charges for us and our consolidated subsidiaries for the periods indicated.

                                                                   YEARS ENDED DECEMBER 31,                  SIX MONTHS
                                                     ----------------------------------------------------       ENDED
                                                       1995       1996       1997       1998       1999     JUNE 30, 2000
                                                     --------   --------   --------   --------   --------   -------------
Ratio of earnings to fixed charges.................    3.7x       4.5x       4.4x       4.9x       4.2x         4.3x

    In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings before income taxes plus fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component.

                         DESCRIPTION OF DEBT SECURITIES

    We may issue senior or subordinated debt securities. The senior debt securities will constitute part of our senior debt, will be issued under our Senior Debt Indenture, as defined below, and will rank on a parity with all of our other unsecured and unsubordinated debt. The subordinated debt securities will be issued under our Subordinated Debt Indenture, as defined below, and will be subordinate and junior in right of payment, as set forth in the Subordinated Debt Indenture, to all of our "senior indebtedness," which is defined in our Subordinated Debt Indenture. If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information we incorporate in this prospectus by reference will indicate the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter. We refer to our Senior Debt Indenture and our Subordinated Debt Indenture individually as an "indenture" and collectively as the "indentures." The forms of the indentures are exhibits to the registration statement we filed with the SEC, of which this prospectus is a part.

    We have summarized below the material provisions of the indentures and the debt securities, or indicated which material provisions will be described in the related prospectus supplement. These descriptions are only summaries, and each investor should refer to the applicable indenture, which describes completely the terms and definitions summarized below and contains additional information regarding the debt securities. Where appropriate, we use parentheses to refer you to the particular sections of the applicable indenture. Any reference to particular sections or defined terms of the applicable indenture in any statement under this heading qualifies the entire statement and incorporates by reference the applicable section or definition into that statement. The indentures are substantially identical, except for the provisions relating to our negative pledge and the limitations on sale and lease-back covenants, which are included in the Senior Debt Indenture only, and to subordination.

GENERAL

    The debt securities that may be offered under the indentures are not limited in aggregate principal amount. We may issue debt securities at one or more times in one or more series. Each series of debt securities may have different terms. The terms of any series of debt securities will be described in, or determined by action taken pursuant to, a resolution of our board of directors or in a supplement to the indenture relating to that series.

    The prospectus supplement, including any related pricing supplement, relating to any series of debt securities that we may offer will state the price or prices at which the debt securities will be offered, and will contain the specific terms of that series. These terms may include the following:

    (1) the title of the series of debt securities;

    (2) whether the debt securities are senior debt securities or subordinated debt securities or any combination thereof;

    (3) the purchase price, denomination and any limit on the aggregate principal amount of the debt securities;

    (4) the date or dates on which principal and premium, if any, on the debt securities will be payable;

    (5) the rate or rates at which the debt securities will bear interest, if any, or the method of calculating the rate or rates of interest, the date or dates from which interest will accrue or the method by which the date or dates will be determined, the dates on which interest will be payable, and any regular record date for payment of interest;

    (6) the place or places where the principal of, premium, if any, and interest on the debt securities will be payable;

    (7) the place or places where the debt securities may be exchanged or transferred;

    (8) the terms and conditions upon which we may redeem the debt securities, in whole or in part, at our option;

    (9) the terms and conditions upon which we may be obligated to redeem or purchase the debt securities under any sinking fund or similar provisions or upon the happening of a specified event or at the option of a holder;

    (10) the denominations in which the debt securities will be issuable, if other than denominations of $1,000 and any integral multiple of $1,000;

    (11) if other than U.S. dollars, the currency or currencies, including the currency unit or units, in which payments of principal of, premium, if any, and interest on the debt securities will or may be payable, or in which the debt securities shall be denominated, and any particular related provisions;

    (12) if we or a holder may elect that payments of principal of, premium, if any, or interest on the debt securities be made in a currency or currencies, including currency unit or units, other than that in which the debt securities are denominated or designated to be payable, the currency or currencies in which such payments are to be made, including the terms and conditions applicable to any payments and the manner in which the exchange rate with respect to such payments will be determined, and any particular related provisions;

    (13) if the amount of payments of principal of, premium, if any, and interest on debt securities are determined with reference to an index, formula or other method, which may be based, without limitation, on a currency or currencies other than that in which the debt securities are denominated or designated to be payable, the index, formula or other method by which the amounts will be determined;

    (14) if other than the full principal amount, the portion of the principal amount of the debt securities which will be payable upon declaration of acceleration of maturity;

    (15) any changes or additions to events of default or covenants set forth in the indenture with respect to the debt securities;

    (16) whether the subordination provisions summarized below or different subordination provisions, including a different definition of "senior indebtedness" will apply to any debt securities that are subordinated debt securities;

    (17) any agents for the debt securities, including trustees, depositories, authenticating or paying agents, transfer agents or registrars;

    (18) if we will issue the debt securities in whole or in part in the form of global securities; and

    (19) any other terms of the debt securities.

    The debt securities may be offered and sold at a substantial discount below their stated principal amount and may be "original issue discount securities." "Original issue discount securities" will bear no interest or interest at a rate below the prevailing market rate at the time of issuance. In addition, less than the entire principal amount of these securities will be payable upon declaration of acceleration of their maturity. We will describe any United States federal income tax consequences and other special considerations applicable to any such original issue discount securities in the applicable prospectus supplement.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

    Unless otherwise indicated in the applicable prospectus supplement, the principal of, premium, if any, and interest on the debt securities will be payable, and the exchange of and the transfer of debt securities will be registrable, at our office or agency maintained for such purpose in New York and at any other office or agency maintained for that purpose. We will issue the debt securities in denominations of $1,000 or integral multiples of $1,000. Unless otherwise provided in the debt securities to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed because of the transactions.

    All money paid by us to a paying agent for the payment of principal of, premium, if any, or interest on any debt security which remains unclaimed for one year after the principal, premium or interest has become due and payable may be repaid to us, and thereafter the holder of the debt security may look only to us for payment of those amounts.

    In the event of any redemption, we will not be required to (a) issue, register the transfer of or exchange the debt securities of any series during a period beginning 15 days before the mailing of a notice of redemption of debt securities of that series to be redeemed and ending on the date of the mailing or (b) register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security being redeemed in part.

GLOBAL DEBT SECURITIES AND BOOK-ENTRY SYSTEM

    The following provisions will apply to the debt securities of any series if the prospectus supplement relating to such series so indicates.

    Unless otherwise indicated in the applicable prospectus supplement, the debt securities of that series will be issued in book-entry form and will be represented by one or more global securities registered in the name of The Depository Trust Company, New York, or its nominee. This means that we will not issue certificates to each holder. Each global security will be issued to DTC, which will keep a computerized record of its participants, such as your broker, whose clients have purchased debt securities. Each participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificate, a global security may not be transferred, except that DTC, its nominees, and their successors may transfer a global security as a whole to one another.

    Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. If you are not a participant in DTC, you may beneficially own debt securities held by DTC only through a participant.

    The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act. DTC holds the securities that its participants deposit. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The rules that apply to DTC and its participants are on file with the SEC.

    DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant.

    DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

    We will wire payments of principal, premium, if any, and interest to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

    It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the trustee or us.

    So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by that global security for all purposes under the indenture. Owners of beneficial interests in a global security (a) will not be entitled to have the debt securities represented by that global security registered in their names, (b) will not receive or be entitled to receive physical delivery of the debt securities in definitive form, and (c) will not be considered the owners or holders of the debt securities under the indenture. We will issue debt securities of any series then represented by global securities in definitive form in exchange for those global securities if:

    - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

    - we determine not to require all of the debt securities of a series to be represented by a global security.

    If we issue debt securities in definitive form in exchange for a global security, an owner of a beneficial interest in the global security will be entitled to have debt securities equal in principal amount to the beneficial interest registered in its name and will be entitled to physical delivery of those debt securities in definitive form. Debt securities issued in definitive form will, except as set forth in the applicable prospectus supplement, be issued in denominations of $1,000 and any multiple of $1,000 and will be issued in registered form only, without coupons.

INDENTURES

    Debt securities that will be senior debt will be issued under a Senior Indenture between us and The Bank of New York, as trustee. We call that indenture, as it may be supplemented from time to time, the Senior Debt Indenture. Debt securities that will be subordinated debt will be issued under a Subordinated Indenture between us and The Bank of New York, as trustee. We call that indenture, as it may be supplemented from time to time, the Subordinated Debt Indenture. We refer to The Bank of New York as the "trustee."

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

    Holders of subordinated debt securities should recognize that contractual provisions in the Subordinated Debt Indenture may prohibit us from making payments on these securities. Subordinated debt securities are subordinate and junior in right of payment, to the extent and in the manner stated in the Subordinated Debt Indenture, to all of our senior indebtedness. The Subordinated Debt Indenture defines senior indebtedness as obligations of, or guaranteed or assumed by, Interpublic for borrowed money or evidenced by bonds, debentures, notes or other securities issued under the provisions of an indenture or similar instruments, and amendments, renewals, deferrals, extensions, modifications and refundings of any of, or bonds, debentures, notes or other evidences of indebtedness issued in exchange for, that indebtedness or of those obligations. Nonrecourse obligations, the subordinated debt securities and any other obligations specifically designated as being subordinate in right of payment to senior indebtedness and indebtedness and advances among us and our direct and indirect subsidiaries are not senior indebtedness as defined under the Subordinated Debt Indenture.

    Unless otherwise provided in the applicable prospectus supplement, the subordination provisions of the Subordinated Debt Indenture will apply to subordinated debt securities. The Subordinated Debt Indenture provides that, unless all principal of and any premium or interest on the senior indebtedness has been paid in full, or provision has been made to make these payments in full, no payment of principal of, or any premium or interest on, any subordinated debt securities may be made in the event:

    - of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings involving us or a substantial part of our property; or

    - that (a) a default has occurred in the payment of principal, any premium, interest or other monetary amounts due and payable on any senior indebtedness or (b) there has occurred any other event of default concerning senior indebtedness, that permits the holder or holders of the senior indebtedness to accelerate the maturity of the senior indebtedness, with notice or passage of time, or both, and that event of default has continued beyond the applicable grace period, if any, and that default or event of default has not been cured or waived or has not ceased to exist.

COVENANTS

    Except as described below or as otherwise provided in the applicable prospectus supplement with respect to any series of debt securities, we are not restricted by the indentures from incurring, assuming or becoming liable for any type of debt or other obligations, from paying dividends or making distributions on our capital stock or purchasing or redeeming our capital stock. The indentures do not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the indentures do not contain any provisions that would require us to repurchase or redeem or otherwise modify the terms of any of the debt securities upon a change in control or other events that may adversely affect the creditworthiness of the debt securities, such as a highly leveraged transaction.

    Unless otherwise indicated in the applicable prospectus supplement, covenants contained in the senior debt indenture, which are summarized below, will be applicable to the series of senior debt securities to which the prospectus supplement relates so long as any of the senior debt securities of such series are outstanding. None of the covenants summarized below will be applicable to any series of subordinated debt securities unless noted in the applicable prospectus supplement. Terms used in the description of these covenants are defined under "Definitions Applicable to Covenants" at the end of this section.

    LIMITATIONS ON LIENS. If we or any of our Restricted Subsidiaries incur any Indebtedness secured by an interest in or lien on any of our assets or those of any Restricted Subsidiary, we are required to secure the then-outstanding senior debt securities equally and ratably with, or, at our option, prior to, the Indebtedness. The preceding provisions will not require us to secure the debt securities if the liens consist of either Permitted Liens or liens securing excepted Indebtedness.

    LIMITATIONS ON SALE AND LEASE-BACK TRANSACTIONS. We and our Restricted Subsidiaries will not sell or transfer any assets with the intention of entering into a lease of the assets for a term of more than three years unless

    - the assets have not been owned by us or any of our Restricted Subsidiaries or have not been in full operation for more than one year prior to the sale or transfer;

    - we or such Restricted Subsidiary could incur Indebtedness secured by a lien on the assets at least equal in amount to the Attributable Debt with respect to the transaction without equally and ratably securing the debt securities under the limitation on liens in the indenture;

    - we apply an amount equal to the value of such assets within 180 days of such sale

      -- to the defeasance or retirement, other than any mandatory retirement, mandatory prepayment or sinking fund payment or by way of payment at maturity, of debt securities or other Indebtedness incurred by us or a Restricted Subsidiary that matures more than one year after the creation of the Indebtedness, or

      -- to the purchase, construction or development of other property;

    - the transaction is between us and any of our Restricted Subsidiaries.

    EXCEPTED INDEBTEDNESS. Notwithstanding the foregoing limitations on liens and sale and lease-back transactions, and without limiting our or any Restricted Subsidiary's ability to issue, incur, create, assume or guarantee Indebtedness secured by Permitted Liens, we or any Restricted Subsidiary will be permitted to incur Indebtedness secured by a lien or may enter into a sale and lease-back transaction, in either case, without regard to the restrictions contained in the preceding two paragraphs, if at the time the Indebtedness is incurred and after giving effect thereto, the sum of (a) the aggregate principal amount of all Indebtedness secured by liens, other than Permitted Liens, or, if less, the fair market value of the property subject to the lien, as determined in good faith by our board of directors and (b) the Attributable Debt of all such sale and lease-back transactions, in each case not otherwise permitted in the preceding two paragraphs, does not exceed 15% of Consolidated Net Worth.

    DEFINITIONS APPLICABLE TO COVENANTS. The term "Attributable Debt" means, with respect to any sale and lease-back transaction, at the time of determination, the lesser of

    - the fair market value of the property subject to the transaction, as determined in good faith by our board of directors;

    - the present value, discounted at the lease's identified or implicit rate of interest, if determinable, of the total net amount of rent (as described below) required to be paid under the lease during the remaining term of the lease, including any renewal term or period for which the lease has been extended; or

    - if the obligation with respect to the sale and lease-back transaction constitutes an obligation that we must classify and account for as a capitalized lease for financial reporting purposes in accordance with GAAP, the amount equal to the capitalized amount of the obligation determined in accordance with GAAP and included in the financial statements of the lessee.

    The term "rent" does not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease that is terminable by the lessee upon the payment of a penalty, the net amount of rent will be the lesser of (a) the net amount determined assuming termination upon the first date the lease may be terminated, in which case the net amount will also include the amount of the penalty, but no rent will be considered as required to be paid under the lease subsequent to the first day upon which it may be so terminated and (b) the net amount determined assuming no termination.

    The term "Consolidated Net Worth" means, at any date of determination,

    - our total assets and those of our Subsidiaries, including, without limitation, all items that are treated as intangibles in accordance with GAAP, at such date, less

    - our total liabilities and those of our Subsidiaries, including, without limitation, all deferred taxes, at such date,

in each case determined on a consolidated basis and in accordance with GAAP; provided, however, that the term "Consolidated Net Worth" will not give effect to any cumulative translation adjustments, whether positive or negative, at any such date.

    The term "Indebtedness" means, with respect to any person, without duplication for indebtedness or other obligations of the person, any indebtedness of the person for money borrowed, whether incurred, assumed or guaranteed, and including obligations under capitalized leases.

    The term "Permitted Liens" means

    (1) liens on property or assets acquired or held by us or any of our Restricted Subsidiaries incurred to secure the payment of all or any part of the purchase price of the property or assets or to secure Indebtedness incurred prior to, at the time of, or within 180 days after the acquisition for the purpose of financing all or any part of the purchase price, or liens existing on any property or assets at the time of its acquisition, other than any liens created in contemplation of the acquisition that were not incurred to finance all or any part of the purchase price of the property or assets; provided, however, that the lien does not extend to or cover any property or assets of any character other than the property or assets being acquired;

    (2) liens on property or assets of a person, including any entity, other than us or any of our Restricted Subsidiaries, existing at the time we or our Restricted Subsidiaries purchase or acquire the property or asset, provided, however, that the liens were not created in contemplation of the purchase or other acquisition and do not extend to any property or assets other than those so purchased or otherwise acquired;

    (3) liens affecting property or assets of a person, other than us or any of our Restricted Subsidiaries, existing at the time the person merges into or consolidates with us or a Restricted Subsidiary or becomes a Restricted Subsidiary or at the time of sale, lease or other disposition of the property or assets as an entirety or substantially as an entirety to us or a Restricted Subsidiary, provided, however, that the liens were not created in contemplation of the merger, consolidation or acquisition and do not extend to any property or assets other than those of the person so merged into or consolidated with, or acquired by, us or such Restricted Subsidiary;

    (4) liens to secure Indebtedness owing by a Restricted Subsidiary to us or to a Restricted Subsidiary;

    (5) liens existing on the date of initial issuance of the debt securities of a particular series;

    (6) liens in favor of the United States or any of its States, territories or possessions, or the District of Columbia, or any department, agency, instrumentality or political subdivision of any of those political entities, to secure partial, progress, advance or other payments;

    (7) liens on any property to secure all or part of the cost of its alteration, repair or improvement or Indebtedness incurred to provide funds for this purpose in a principal amount not exceeding the cost of the improvements or construction;

    (8) purchase money liens on personal property;

    (9) liens created in connection with capitalized lease obligations, but only to the extent that such liens encumber property financed by such capital lease obligation and the principal component of such capitalized lease obligation is not increased;

    (10) liens on property arising in connection with a securities repurchase transaction;

    (11) liens, including judgment liens, arising in connection with legal proceedings, taxes, fees, assessments or other governmental charges, so long as such proceedings, taxes, fees, assessments or other governmental charges are being contested in good faith and, in the case of judgment liens, execution on the liens is stayed and for which we have established any reserves required in accordance with GAAP;

    (12) carriers', warehousemen's, mechanics', landlords', materialmens', repairmens' or other similar liens arising in the ordinary course of business which are not overdue for a period of more than 90 days or are being contested in good faith by appropriate proceedings diligently pursued, provided, however, that

       - any proceedings commenced for the enforcement of the liens have been stayed or suspended within 30 days after their commencement, and

       - provision for the payment of the liens has been made on our books to the extent required by GAAP;

    (13) easements, rights-of-way, zoning restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the underlying property or interfere with the ordinary conduct of our business or that of any Restricted Subsidiary;

    (14) pledges or deposits to secure obligations under workers' compensation laws or other similar legislation, other than in respect of employee benefit plans subject to the Employee Retirement Income Security Act of 1974, or to secure public or statutory obligations;

    (15) liens securing the performance of, or payment in respect of, bids, tenders, government contracts, other than for the repayment of borrowed money, surety and appeal bonds and other obligations of a similar nature incurred in the ordinary course of business;

    (16) any interest or title of a lessor or sublessor and any restriction or encumbrance to which the interest or title of the lessor or sublessor may be subject that is incurred in the ordinary course of business; and

    (17) extensions, renewals, refinancings or replacements of any lien referred to in the above items; provided, however, that any liens permitted by any of the above items do not extend to or cover any of our property or that of the Restricted Subsidiary, as the case may be, other than the property specified in these items and improvements to that property.

    The term "Restricted Subsidiary" means any Subsidiary which meets any of the following conditions:

    - our and our other Subsidiaries' investments in and advances to the Subsidiary exceed 10% of our total assets and those of our subsidiaries consolidated as of the end of the most recently completed fiscal year;

    - our and our other Subsidiaries' proportionate share of the total assets, after intercompany eliminations, of the Subsidiary exceed 10% of our total assets and those of our subsidiaries consolidated as of the end of the most recently completed fiscal year; or

    - our and our other Subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of changes in accounting principles of the Subsidiary exceeds 10% of our income and that of our subsidiaries consolidated for the most recently completed fiscal year.

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    The term "Subsidiary" means, with respect to any person, including any entity, any corporation, partnership, joint venture, limited or unlimited liability company, trust or estate of which, or in which, more than 50% of:

    - the issued and outstanding shares of capital stock having voting power, under ordinary circumstances, to elect directors of the corporation, irrespective of whether at the time shares of capital stock of any other class or classes of the corporation have or might have voting power upon the occurrence of any contingency;

    - the interest in the capital or profits of the limited or unlimited liability company, partnership or joint venture; or

    - the beneficial interest in the trust or estate,

is at the time, directly or indirectly, owned by the person, by the person and one or more of its other Subsidiaries or by one or more of the person's other Subsidiaries.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    We may not consolidate or merge with or into any other person, including any other entity, or convey, transfer or lease all or substantially all of our properties and assets to any person or group of affiliated persons unless

    - we are the continuing corporation or the person, if other than us, formed by such consolidation or with which or into which we are merged or the person to which all or substantially all our properties and assets are conveyed, transferred or leased is a corporation organized and existing under the laws of the United States, any of its States or the District of Columbia and expressly assumes our obligations under the debt securities and each indenture; and

    - immediately after giving effect to the transaction, there is no default and no event of default under the relevant indenture.

    If we consolidate with or merge into any other corporation or convey, transfer or lease all or substantially all of our property and assets as described in the preceding paragraph, the successor corporation shall succeed to and be substituted for us, and may exercise our rights and powers under the indentures, and thereafter, except in the case of a lease, we will be relieved of all obligations and covenants under the indentures and all outstanding debt securities.

EVENTS OF DEFAULT

    Unless otherwise specified in the applicable prospectus supplement, "events of default" under each indenture with respect to debt securities of any series will include:

    (1) default in the payment of interest on any debt security of that series when due that continues for a period of 30 days;

    (2) default in the payment of principal of or premium on any debt security of that series when due;

    (3) default in the deposit of any sinking fund payment on that series when due;

    (4) failure to comply with any of our other agreements contained in the indenture for a period of 60 days after notice to us by the trustee or by the holders of at least 25% in principal amount of the debt securities of that series;

    (5) occurrence of an event of default within the meaning of another mortgage, indenture or debt instrument under which there may be issued any of our Indebtedness, other than the debt securities of such series, in an amount in excess of $20,000,000 and which results in the Indebtedness becoming or being declared due and payable prior to the date on which it would

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       otherwise become due and payable, and we have not cured the default in payment or the acceleration is not rescinded or annulled within 10 days after written notice to us from the trustee or to us and to the trustee from the holders of at least 25% in principal amount of the outstanding debt securities of that series; provided, however, that if, prior to a declaration of acceleration of the maturity of the debt securities of that series or the entry of judgment in favor of the trustee in a suit pursuant to the applicable indenture, the default has been remedied or cured by us or waived by the holders of the Indebtedness, then the event of default will be deemed likewise to have been remedied, cured or waived; and

    (6) certain events of bankruptcy, insolvency or reorganization with respect to us and our Restricted Subsidiaries.

    No event of default with respect to a particular series of debt securities, except as to certain events involving bankruptcy, insolvency or reorganization with respect to us, necessarily constitutes an event of default with respect to any other series of debt securities.

    In general, each indenture obligates the trustee to give notice of a default with respect to a series of debt securities to the holders of that series. The trustee may withhold notice of any default, except a default in payment on any debt security, if the trustee determines it is in the best interest of the holders of that series to do so.

    If there is a continuing event of default, the trustee or the holders of at least 25% in principal amount of the debt securities of an affected series may require us to repay immediately the unpaid principal, or if the debt securities of that series are original issue discount securities, the portion of the principal amount as may be specified in the terms of that series, of and interest on all debt securities of that series. In the case of an event of default resulting from events of bankruptcy, insolvency or reorganization with respect to Interpublic (but not our subsidiaries), the principal, or such specified amount, of and interest on all debt securities of that series will become immediately payable without any act on the part of the trustee or any holder of debt securities. Subject to certain conditions, the holders of a majority in principal amount of the debt securities of a series may rescind our obligation to accelerate repayment and may waive past defaults, except a default in payment of the principal of and premium, if any, and interest on any debt security of that series and some covenant defaults under the terms of that series.

    Under the terms of each indenture, the trustee may refuse to enforce the indenture or the debt securities unless it first receives satisfactory security or indemnity from the holders of debt securities. Subject to limitations specified in each indenture, the holders of a majority in principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

    No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to each indenture or for the appointment of a receiver or trustee, or for any other remedy under each indenture unless:

    - the holder shall have previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series, and

    - the holders of at least 25% in principal amount of the debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the debt securities of that series a direction inconsistent with the request and has failed to institute the proceeding within 60 days.

    Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of and premium, if any, and interest on the debt security on or

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after the due dates expressed in the debt security and to institute suit for the enforcement of any such payment.

    Each indenture requires us to furnish to the trustee annually a certificate as to our compliance with such indenture.

MODIFICATION OF THE INDENTURES

    Each indenture permits us and the relevant trustee to amend the indenture without the consent of the holders of any of the debt securities

    (1) to evidence the succession of another corporation and the assumption of our covenants under such indenture and the debt securities;

    (2) to add to our covenants or to the events of default or to make certain other changes which would not adversely affect in any material respect the holder of any outstanding debt securities;

    (3) to cure any ambiguity, defect or inconsistency; and

    (4) for other purposes as described in each indenture.

    Each indenture also permits us and the trustee, with the consent of the holders of a majority in principal amount of the debt securities of each series affected by the amendment, with each such series voting as a class, to add any provisions to or change or eliminate any of the provisions of such indenture or any supplemental indenture or to modify the rights of the holders of debt securities of each series, provided, however, that, without the consent of the holder of each debt security so affected, no such amendment may

    (1) change the maturity of the principal of or premium, if any, or any installment of principal or interest on any debt security;

    (2) reduce the principal amount of any debt security, or the rate of interest or any premium payable upon the redemption, repurchase or repayment of any debt security, or change the manner in which the amount of any of the foregoing is determined;

    (3) reduce the amount of principal payable upon acceleration of maturity;

    (4) change the place of payment where, or the currency or currency unit in which, any debt security or any premium or interest on the debt security is payable;

    (5) reduce the percentage in principal amount of affected debt securities the consent of whose holders is required for amendment of the indenture or for waiver of compliance with some provisions of the indenture or for waiver of some defaults;

    (6) change our obligation with respect to the redemption provisions of the indenture in a manner adverse to the holder; or

    (7) modify the provisions relating to waiver of some defaults or any of the provisions relating to amendment of the indenture except to increase the percentage required for consent or to provide that some other provisions of the indenture may not be modified or waived.

    The holders of a majority in principal amount of the debt securities of any series may, on behalf of the holders of all debt securities of that series, waive, insofar as is applicable to that series, our compliance with some restrictive provisions of the indentures.

    We may not amend the Subordinated Debt Indenture to alter the subordination of any outstanding subordinated debt securities in a manner adverse to the holders of senior indebtedness without the written consent of the holders of senior indebtedness then outstanding under the terms of such senior indebtedness.

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DEFEASANCE AND COVENANT DEFEASANCE

    We may elect either

    - to be discharged from all our obligations in respect of debt securities of any series, except for our obligations to register the transfer or exchange of debt securities, to replace temporary, destroyed, stolen, lost or mutilated debt securities, to maintain paying agencies and to hold monies for payment in trust (we will refer to this discharge as "defeasance"), or

    - to be released from our obligations to comply with some restrictive covenants applicable to the debt securities of any series (we will refer to this release as "covenant defeasance");

in either case upon the deposit with the trustee, or other qualifying trustee, in trust, of money and/or U.S. government obligations which will provide money sufficient to pay all principal of and any premium and interest on the debt securities of that series when due. We may establish such a trust only if, among other things, we have received an opinion of counsel to the effect that the holders of debt securities of the series (a) will not recognize income, gain or loss for federal income tax purposes as a result of the deposit, defeasance or covenant defeasance and (b) will be subject to federal income tax on the same amounts, and in the same manner and at the same times as would have been the case if the deposit, defeasance or covenant defeasance had not occurred. The opinion, in the case of defeasance under the first bullet point above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws occurring after the date of the relevant indenture.

    We may exercise the defeasance option with respect to debt securities notwithstanding our prior exercise of the covenant defeasance option. If we exercise the defeasance option, payment of the debt securities may not be accelerated because of a default. If we exercise the covenant defeasance option, payment of the debt securities may not be accelerated by reason of a default with respect to the covenants to which covenant defeasance is applicable. However, if the acceleration were to occur by reason of another default, the realizable value at the acceleration date of the money and U.S. government obligations in the defeasance trust could be less than the principal and interest then due on the debt securities, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

REGARDING THE TRUSTEE

    The Bank of New York will serve as trustee under both indentures. The Bank of New York currently serves as trustee under other of our debt instruments.

    Each indenture contains limitations on the rights of the trustee, should the trustee become our creditor, to obtain payment of claims in some cases, or to realize on specified property received in respect of these claims, as security or otherwise. The trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with us and our affiliates, provided, however, that if it acquires any conflicting interest as described under the Trust Indenture Act of 1939, it must eliminate the conflict or resign.

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                              PLAN OF DISTRIBUTION

    We may sell the securities being offered by this prospectus in three ways:
(1) through agents, (2) through underwriters and (3) through dealers.

    We may designate agents from time to time to solicit offers to purchase these securities. We will name any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended (the "Securities Act") and state any commissions we are to pay to that agent in the applicable prospectus supplement. That agent will be acting on a reasonable efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis.

    If we use any underwriters to offer and sell these securities, we will enter into an underwriting agreement with those underwriters when we and they determine the offering price of the securities, and we will include the names of the underwriters and the terms of the transaction in the applicable prospectus supplement.

    If we use a dealer to offer and sell these securities, we will sell the securities to the dealer, as principal, and will name the dealer in the applicable prospectus supplement. The dealer may then resell the securities to the public at varying prices to be determined by that dealer at the time of resale.

    Our net proceeds will be the purchase price in the case of sales to a dealer, the public offering price less discount in the case of sales to an underwriter or the purchase price less commission in the case of sales through an agent--in each case, less other expenses attributable to issuance and distribution.

    Each issue of debt securities will be a new issue of securities with no established trading market. It has not been established whether the underwriters, if any, of the securities will make a market in the debt securities. If a market in the debt securities is made by any such underwriters, such market-making may be discontinued at any time without notice. We can give no assurance as to the liquidity of the trading market of the debt securities.

    In order to facilitate the offering of these securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these securities or any other securities the prices of which may be used to determine payments on these securities. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in these securities for their own accounts. In addition, to cover over-allotments or to stabilize the price of these securities or of any other securities, the underwriters may bid for, and purchase, these securities or any other securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these securities in the offering, if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    If so indicated in the applicable prospectus supplement, one or more firms, which we refer to as "remarketing firms," acting as principals for their own accounts or as agents for us, may offer and sell these securities as part of a remarketing upon their purchase, in accordance with their terms. We will identify any remarketing firm, the terms of its agreement, if any, with us and its compensation in the applicable prospectus supplement. Remarketing firms, agents, underwriters and dealers may be entitled under agreements with us to indemnification by us against some civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

    If so indicated in the prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by some purchasers to purchase debt securities, purchase contracts or units, as the case may be, from us at the public offering price stated in the prospectus supplement under delayed delivery

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
contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to only those conditions described in the prospectus supplement, and the prospectus supplement will state the commission payable for solicitation of these offers.

    Any underwriter, agent or dealer utilized in the initial offering of securities will not confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of its customer.

    Certain underwriters or agents have engaged in transactions with and performed various investment banking and other services for Interpublic in the past, and may do so from time to time in the future.

    Interpublic has performed advertising services for certain underwriters or agents in the past, and may do so from time to time in the future.

                                 LEGAL MATTERS

    The validity of the securities offered will be passed upon for Interpublic by Nicholas J. Camera, Esq., Senior Vice President, General Counsel and Secretary of Interpublic.

                                    EXPERTS

    The consolidated financial statements of Interpublic and its subsidiaries incorporated in this prospectus by reference to Interpublic's Current Report on Form 8-K dated July 17, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, and, insofar as it relates to the financial statements (not separately presented in Interpublic's Current Report on Form 8-K dated July 17, 2000) of Hill, Holliday, Connors, Cosmopulus, Inc., International Public Relations plc and The MBL Group Plc for the year ended December 31, 1997, and NFO Worldwide Inc. for the years ended December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999, each a wholly-owned subsidiary of Interpublic, the reports of Ernst & Young LLP, Ernst & Young, Soteriou Banerji and Arthur Andersen LLP, respectively, given on the authority of said firms as experts in accounting and auditing.

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